Exhibit 99.1

NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold Announces Additional US$75 Million Financing

March 8, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that it is proposing to issue 13,636,364 common shares of the Company at a price of US$5.50 per common share for gross proceeds of US$75,000,002 (the “Soros Offering”) to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC. This is in addition to the US$100 million financing announced by the Company on March 4, 2010 (the “Paulson Offering”). The gross proceeds to be raised under the two financings total US$175 million.

The Company intends to use the net proceeds from these financings to fund general exploration and development on the Company’s advanced properties including Donlin Creek, Galore Creek and Rock Creek, its early-stage Ambler property, and for general corporate purposes, including funding potential future acquisitions.

“We are very pleased to have internationally recognized investors like Soros Fund Management and Paulson & Co. increase their positions in NovaGold and become two of our largest shareholders,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “These groups have been following NovaGold for some time, recognizing both the near and long-term strategic value of our world-class gold and copper-gold assets. With the US$175 million raised in these financings, we have fulfilled our current equity objectives and are exceptionally well positioned to advance and maximize the value of our projects for the benefit of all NovaGold shareholders.”

The Soros Offering, which is non-brokered, is being made under a prospectus supplement (the “Supplement”) to the Company’s base shelf prospectus dated December 30, 2009 (the “Shelf Prospectus”). The Soros Offering is expected to close on or about March 11, 2010, and is subject to certain conditions, including the approval of the Toronto Stock Exchange and the NYSE Amex LLC. The Paulson Offering is expected to close on or about March 9, 2010. Paulson & Co. Inc. have acknowledged the Soros Offering. The Company has filed the Shelf Prospectus with certain Canadian securities regulatory authorities and a registration statement with the United States Securities and Exchange Commission (the “SEC”), which has been declared effective. The Company will file the Supplement, which contains additional information about the Soros Offering, with the British Columbia Securities Commission and the SEC. Copies of the final Supplement and accompanying Shelf Prospectus relating to the Soros Offering may be obtained from the Company by calling Investor Relations at 1-866-669-6227. An electronic copy of the Shelf Prospectus is also available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available by emailing info@novagold.net.

Contacts

Don MacDonald
Senior Vice President & Chief Financial Officer

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. All statements, other than statements of historical fact, included herein including, without limitation, the Paulson Offering and the Soros Offering and plans for and intentions with respect to the company’s use of proceeds from the sale of securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the completion of the Paulson Offering and the Soros Offering; the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.